

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 23, 2009

By U.S. Mail and facsimile (706) 745-8960

Jimmy C. Tallent
President and Chief Executive Officer
United Community Banks, Inc.
63 Highway 515
Blairsville, Georgia 30512

>   **Re:**   **United Community Banks, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
>   **File Number 0-21656**

Dear Mr. Tallent:

    We have completed our review of your Annual Report on Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Eric Envall
                                        Staff Attorney